Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
Excluding Interest on Deposits	2008	2007	2006	2005	2004

Fixed Charges:
Interest Expense (excluding interest on deposits)	$805	1,012	1,172	882	563
One-Third of Rents, Net of Income from Subleases	28	24	22	19	15

Total Fixed Charges	$833	1,036	1,194	901	578

Earnings:
Income (Loss) Before Income Taxes and Cumulative Effect	$(2,664)	1,537	1,627	2,208	2,237
Fixed Charges	833	1,036	1,194	901	578

Total Earnings	$(1,831)	2,573	2,821	3,109	2,815

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	N/A (a)	2.48	2.36	3.45	4.87

Coverage Deficiency	$(2,664)	—	—	—	—

Including Interest on Deposits

Fixed Charges:
Interest Expense	$2,094	3,018	3,082	2,030	1,102
One-Third of Rents, Net of Income from Subleases	28	24	22	19	15

Total Fixed Charges	$2,122	3,042	3,104	2,049	1,117

Earnings:
Income (Loss) Before Income Taxes and Cumulative Effect	$(2,664)	1,537	1,627	2,208	2,237
Fixed Charges	2,122	3,042	3,104	2,049	1,117

Total Earnings	$(542)	4,579	4,731	4,257	3,354

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	N/A (a)	1.51	1.52	2.08	3.00

Coverage Deficiency	$(2,664)	—	—	—	—

(a)	Earnings are inadequate to cover fixed charges by $2.7 billion.